U.S. SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549	SEC FILE NUMBER
001-40147
FORM 12b-25
CUSIP NUMBER
NOTIFICATION OF LATE FILING	74760R303

☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10D

☐ Form N-SAR ☐ Form N-CSR

For Period Ended: April 1, 2023
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

QualTek Services Inc.

Full Name of Registrant

Former Name if Applicable

475 Sentry Parkway E, Suite 200

Address of Principal Executive Office (Street and Number)

Blue Bell, PA 19422

City, State and Zip Code

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box, if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K , Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed)

QualTek Services Inc., a Delaware corporation (the “Company”), is unable to file its Quarterly Report on Form 10-Q for the quarter ended April 1, 2023 (the “Form 10-Q”) within the prescribed time period without unreasonable effort or expense. As previously reported in the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission (the “SEC”) on April 28, 2023, as amended, the Company and its wholly-owned subsidiaries QualTek Buyer, LLC and QualTek LLC, as applicable, have entered into forbearance agreements with holders of approximately 72% of the aggregate principal amount of the outstanding Senior Unsecured Convertible Notes due 2027 (the “2027 Convertible Notes”) and the administrative agent and lenders under the ABL Credit and Guaranty Agreement, dated as of July 18, 2018, among QualTek Buyer, LLC, QualTek LLC, certain subsidiaries of QualTek LLC and PNC Bank, National Association, as administrative agent and collateral agent (the “ABL”), and a limited waiver agreement with the administrative agent and required lenders under the Term Credit and Guaranty Agreement, dated as of July 18, 2018, among QualTek Buyer, LLC, QualTek LLC, certain subsidiaries of QualTek LLC and Citibank, N.A., as administrative agent and collateral agent (the “Term Loan”), in each case related to certain events of default.

The Company has spent a considerable amount of time and effort on discussions and negotiations with its creditors regarding the 2027 Convertible Notes, the Term Loan and the ABL as well as with regard to exploring strategic alternatives, restructuring the Company’s financing arrangements and related liabilities and improving liquidity, and the outcome of such discussions and negotiations remains uncertain. However, the Company will likely need to restructure our existing indebtedness through the protections available under applicable bankruptcy or insolvency laws, including Chapter 11 of the U.S. Bankruptcy Code. The foregoing discussions and negotiations have diverted significant management time and internal resources from the Company’s processes for reviewing and completing its financial statements and related disclosures in a manner that would permit a timely filing of the Form 10-Q without unreasonable effort or expense.

Part IV - Other Information

(1)	Name and telephone number of person to contact in regard to this notification:

Matthew J. McColgan (Name)	(484) (Area Code)	804-4500 (Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

This notice contains forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995, including statements about the financial condition, results of operations, earnings outlook and prospects of QualTek and the timing of the filing of the Form 10-Q. Forward-looking statements are typically identified by words such as "plan," "believe," "expect," "anticipate," "intend," "outlook," "estimate," "forecast," "project," "continue," "could," "may," "might," "possible," "potential," "predict," "should," "would" and other similar words and expressions, but the absence of these words does not mean that a statement is not forward-looking. The forward-looking statements are based on the current expectations of the management of QualTek and are inherently subject to uncertainties and changes in circumstances and their potential effects and speak only as of the date of such statement. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, QualTek’s ability to refinance, extend, restructure or repay outstanding debt, its liquidity needs to operate its business and execute its strategy and related use of cash, its ability to raise capital, including through the incurrence of debt, and its expectations regarding its ability to continue as a going concern, as well as those discussed and identified in public filings made with the SEC by QualTek. Should one or more of the risks or uncertainties materialize or should any of the assumptions made by the management of QualTek prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements.

QUALTEK SERVICES INC.

 (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	May 17, 2023	By:	/s/ Christopher S. Hisey
Christopher S. Hisey
Chief Executive Officer